THE MOTLEY FOOL FUNDS TRUST

2000 Duke Street

Suite 175

Alexandria, VA, 22314

June 11, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Richard Pfordte

Re:      The Motley Fool Funds Trust

Registration Statement on Form N-1A

File Nos.: 333-156770 and 811-22264

Dear Mr. Pfordte:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-1A be accelerated so that it will be declared effective on June 11, 2009 or as soon as practicable thereafter.

Please notify Kenneth S. Gerstein, Esq., of Schulte Roth & Zabel LLP, counsel to the registrant, at (212) 756-2533, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

THE MOTLEY FOOL FUNDS TRUST

By:	/s/ Peter Jacobstein
	Name:	Peter Jacobstein
	Title:	President

PFPC DISTRIBUTORS, INC.

By:	/s/ Bruno DiStefano
	Name:	Bruno DiStefano
	Title:	VP